UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL FINANCE CORPORATION

In respect of its

U.S. $28,326,070 Accelerated Return Notes® Linked to the MSCI Emerging Markets Index,

due July 26, 2019

under its

Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: June 1, 2018

The following information regarding an issue of U.S. $28,326,070 Accelerated Return Notes® Linked to the MSCI Emerging Markets Index, due July 26, 2019 (the “Notes”) by International Finance Corporation (the “Corporation”) under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 12, 2017 (the “Information Statement”), the Prospectus dated June 3, 2008 (the “Prospectus”) as supplemented by the Corporation’s Product Supplement No. EQUITY INDEX ARN-1 dated October 28, 2016, the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the “Program Agreement”), the Amended and Restated Global Agency Agreement the Corporation and Citibank, N.A., London Branch, (“Citibank”) dated as of June 3, 2008 (the “Global Agency Agreement”), the Final Terms as attached as Annex A to the Final termsheet dated May 24, 2018 (the “Final Terms”), and the Terms Agreement dated March 24, 2018 (the “Terms Agreement”), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1.Description of Obligations

See, generally, Final Terms.

(a)	Title and Date. U.S. $28,325,070 Accelerated Return Notes® Linked to the MSCI Emerging Markets Index, due July 26, 2019.

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b)	Interest Rate/Interest Payment Date. No payments prior to maturity. On the Maturity Date, the amount in respect of each Note shall be an amount in U.S.$ determined in accordance with Provisions Relating to Redemption in the Final Terms. See, Final termsheet, Annex A, Item 13.

(c)	Maturity Date. July 26, 2019

(d)	Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e)	Kind and Priority of Liens. Not applicable.

(f)	Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)	Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)	Other Material Provisions. Not applicable.

(i)	Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2.Distribution of Obligations

(a)	Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47 the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 100.00 per cent. of the aggregate nominal amount of the Notes. See Final termsheet, Annex A, Item 5.

(b)	Stabilization Provisions. Not applicable.

(c)	Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread. See Final termsheet, Annex A, “Distribution”.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers. See Item 2(a) above.

Item 5. Other Expenses of Distribution. Not applicable.

Item 6. Application of Proceeds. The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A.	Information Statement (October 12, 2017);[1]

B.	Prospectus (June 3, 2008);[2]

C.	Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D.	Resolution No. IFC 2014-0018 adopted May 9, 2014 by the Board of Directors of the Corporation;[3]

E.	Global Agency Agreement (dated as of June 3, 2008);[2]

F.	Product Supplement No. EQUITY INDEX ARN-1 (October 28, 2016)[4]

G.	Final termsheet relating to the Notes (May 24, 2018); and

H.	Terms Agreement (May 24, 2018).

[1]	Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 12, 2017.
[2]	Filed on September 17, 2008.
[3]	Filed on July 10, 2014
[4]	Filed on November 20, 2016

Annex G (To Prospectus dated June 3, 2008 and Product Supplement EQUITY INDEX ARN-1 dated October 28, 2016)

The notes are being issued by International Finance Corporation (“IFC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement EQUITY INDEX ARN-1.

The initial estimated value of the notes as of the pricing date is $9.50 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” on page TS-6 of this term sheet and “Structuring the Notes” beginning on page TS-11 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

The notes are not required to be registered under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, no registration statement has been filed with the Securities and Exchange Commission (the “SEC”). None of the SEC, any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$28,326,070.00
Underwriting discount	$0.20	$566,521.40
Proceeds, before expenses, to IFC	$9.80	$27,759,548.60

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

May 24, 2018

Accelerated Return Notes®
Linked to the MSCI Emerging Markets Index, due July 26, 2019

Summary

The Accelerated Return Notes® Linked to the MSCI Emerging Markets Index, due July 26, 2019 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the FDIC, and are not, either directly or indirectly, an obligation of any third party. The notes will rank equally with all of our other unsecured senior debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of IFC. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the MSCI Emerging Markets Index (the “Index”), is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.

The economic terms of the notes (including the Capped Value) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value for the notes. This initial estimated value was determined based on our and our affiliates’ pricing models, which take into consideration our internal funding rate and the market prices for the hedging arrangements related to the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-11.

Terms of the Notes

Issuer:	International Finance Corporation (“IFC”)
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The MSCI Emerging Markets Index (Bloomberg symbol: “MXEF”), a price return index.
Starting Value:	1,135.06
Ending Value:	The average of the closing levels of the Market Measure on each scheduled calculation day occurring during the Maturity Valuation Period. The calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-18 of product supplement EQUITY INDEX ARN-1.
Participation Rate:	300%
Capped Value:	$11.611 per unit, which represents a return of 16.11% over the principal amount.
Maturity Valuation Period:	July 17, 2019, July 18, 2019, July 19, 2019, July 22, 2019 and July 23, 2019
Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-11.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:

Accelerated Return Notes®	TS-2

Accelerated Return Notes®
Linked to the MSCI Emerging Markets Index, due July 26, 2019

The terms and risks of the notes are contained in this term sheet and in the following:

•	Product supplement EQUITY INDEX ARN-1 dated October 28, 2016:

http://www.ifc.org/wps/wcm/connect/19b01de7-d1d6-4fb3-b3c0-

5d11f931819b/Product_Supplement__IFC_ML_Equity_Indices_linked_ARNs_2015.pdf?MOD=AJPERES

•	Prospectus dated June 3, 2008:

http://www.ifc.org/wps/wcm/connect/a7e479804fa54e08ab3fef0098cb14b9/070228_IFC_Base_Prospectus.pdf?MOD=AJPERES

Product supplement EQUITY INDEX ARN-1 and the prospectus dated June 3, 2008, together, constitute the “Note Prospectus” and may, without cost, be accessed on IFC’s website as indicated above or obtained from MLPF&S by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. The links to IFC’s website are provided only for the purpose of accessing these documents. Other than the Note Prospectus and its incorporated documents, IFC’s website and any documents posted on that website are not incorporated by reference. Capitalized terms used but not defined in this term sheet have the meanings set forth in the Note Prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to IFC.

This term sheet, along with Annex A, constitute “Final Terms” (as this term is used in the “Terms and Conditions of the Notes” beginning on page 20 in the prospectus dated June 3, 2008).

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

•   You anticipate that the level of the Index will increase moderately from the Starting Value to the Ending Value.

•   You are willing to risk a substantial or entire loss of principal if the level of the Index decreases from the Starting Value to the Ending Value.

•   You accept that the return on the notes will be capped.

•   You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

•   You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

•   You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

•   You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

•   You believe that the level of the Index will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

•   You seek principal repayment or preservation of capital.

•   You seek an uncapped return on your investment.

•   You seek interest payments or other current income on your investment.

•   You want to receive dividends or other distributions paid on the stocks included in the Index.

•   You seek an investment for which there will be a liquid secondary market.

•   You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-3

Accelerated Return Notes®
Linked to the MSCI Emerging Markets Index, due July 26, 2019

Hypothetical Payout Profile and Examples of Payments at Maturity

Accelerated Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 300% and the Capped Value of $11.611 per unit. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, the Participation Rate of 300%, the Capped Value of $11.611per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Market Measure, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
0.00	-100.00%	$0.000		-100.00%
50.00	-50.00%	$5.000		-50.00%
80.00	-20.00%	$8.000		-20.00%
90.00	-10.00%	$9.000		-10.00%
94.00	-6.00%	$9.400		-6.00%
97.00	-3.00%	$9.700		-3.00%
100.00(1)	0.00%	$10.000		0.00%
102.00	2.00%	$10.600		6.00%
103.00	3.00%	$10.900		9.00%
105.00	5.00%	$11.611	(2)	16.11%
110.00	10.00%	$11.611		16.11%
120.00	20.00%	$11.611		16.11%
130.00	30.00%	$11.611		16.11%
140.00	40.00%	$11.611		16.11%
150.00	50.00%	$11.611		16.11%
160.00	60.00%	$11.611		16.11%

(1)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 1,135.06, which was the closing level of the Market Measure on the pricing date.

(2)	The Redemption Amount per unit cannot exceed the Capped Value.

Accelerated Return Notes®	TS-4

Accelerated Return Notes®
Linked to the MSCI Emerging Markets Index, due July 26, 2019

Redemption Amount Calculation Examples

Example 1

The Ending Value is 80.00, or 80.00% of the Starting Value:

Starting Value:        100.00

Ending Value:         80.00

= $8.00 Redemption Amount per unit

Example 2

The Ending Value is 103.00, or 103.00% of the Starting Value:

Starting Value:        100.00

Ending Value:         103.00

= $10.90 Redemption Amount per unit

Example 3

The Ending Value is 130.00, or 130.00% of the Starting Value:

Starting Value:        100.00

Ending Value:         130.00

= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.611 per unit

Accelerated Return Notes®	TS-5

Accelerated Return Notes®
Linked to the MSCI Emerging Markets Index, due July 26, 2019

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement EQUITY INDEX ARN-1 and page 15 of the accompanying prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

•	Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of any principal.

•	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

•	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we are unable to pay our obligations, you may lose your entire investment.

•	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Index.

•	The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our internal funding rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

•	The public offering price you pay for the notes exceeds the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, changes in the level of the Index, our internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charge, all as further described in “Structuring the Notes” on page TS-11. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

•	The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S or any of our respective affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Index, our creditworthiness and changes in market conditions.

•	A trading market is not expected to develop for the notes. None of us, MLPF&S or any of our respective affiliates is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

•	Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

•	The Index sponsor may adjust the Index in a way that affects its level, and the Index sponsor has no obligation to consider your interests.

•	You will have no rights of a holder of the securities included in the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•	While we, MLPF&S or our respective affiliates may from time to time own securities of the companies included in the Index, we, MLPF&S and our respective affiliates do not control any company included in the Index and are not responsible for any disclosure made by any other company.

•	There may be potential conflicts of interest involving the calculation agent, which is MLPF&S. We have the right to appoint and remove the calculation agent.

•	The notes will not be issued under an indenture. Therefore, the beneficial owners of the notes will not be represented by a trustee, and they will not receive the benefits provided by the Trust Indenture Act of 1939, as amended. As a result, each beneficial owner of the notes must act independently in exercising any remedies.

•	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary of U.S. Federal Income Tax Consequences” below and “Supplemental Discussion of U.S. Federal Income Tax Consequences” beginning on page PS-23 of product supplement EQUITY INDEX ARN-1.

Accelerated Return Notes®	TS-6

Accelerated Return Notes®
Linked to the MSCI Emerging Markets Index, due July 26, 2019

Additional Risk Factors

There are risks associated with emerging markets. An investment in the notes will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

Other Terms of the Notes

Market Measure Business Day

The following definition shall supersede and replace the definition of a “Market Measure Business Day” set forth in product supplement EQUITY INDICES ARN-1.

A “Market Measure Business Day” means a day on which:

(A)	the London Stock Exchange, the Hong Kong Stock Exchange, the São Paulo Stock Exchange, and the Korea Stock Exchange (or any successor to the foregoing exchanges) are open for trading; and

(B)	the Index or any successor thereto is calculated and published.

Accelerated Return Notes®	TS-7

Accelerated Return Notes®
Linked to the MSCI Emerging Markets Index, due July 26, 2019

The Index

All disclosures in this term sheet regarding the Index have been derived from publicly available sources, which we have not independently verified. The information reflects the policies of, and is subject to change by, MSCI Inc. (the “Index sponsor” or “MSCI”). MSCI, which licenses the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of MSCI discontinuing publication of the Index are discussed in the section entitled “Description of ARNs—Discontinuance of an Index” on page PS-20 of product supplement EQUITY INDEX ARN-1. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The Index is intended to measure equity market performance in the global emerging markets. The Index is a free float–adjusted market capitalization index with a base date of December 31, 1987 and an initial value of 100. The Index is calculated daily in U.S. dollars and published in real time every 60 seconds during market trading hours. The Index has a base value of 100.00 and a base date of December 31, 1987. As of April 30, 2018, the Index consists of the following 24 emerging market country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Russia, Qatar, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates. In June 2017, MSCI announced that beginning in June 2018, it would add equity securities traded in mainland China, known as “A shares,” to the Index.

As of April 30, 2018, the five largest country weights were China (30.10%), South Korea (15.60%), Taiwan (11.23%), India (8.48%), and Brazil (7.20%) and the five largest sector weights were Information Technology (27.30%), Financials (23.83%), Consumer Discretionary (9.49%), Materials (7.56%), and Energy (7.31%).

The Country Indices

Each country’s index included in an MSCI Index is referred to as a “Country Index.” Under the MSCI methodology, each Country Index is an “MSCI Global Standard Index.” The components of each MSCI EM Constituent Country Index used to be selected by the Index sponsor from among the universe of securities eligible for inclusion in the MSCI EM Constituent Country Index so as to target an 85% free float-adjusted market representation level within each of a number of industry groups, subject to adjustments to (i) provide for sufficient liquidity, (ii) reflect foreign investment restrictions (only those securities that can be held by non-residents of the country corresponding to the relevant MSCI EM Constituent Country Index are included) and (iii) meet certain other investability criteria. Following a change in the Index sponsor’s methodology implemented in May 2008, the 85% target is now measured at the level of the country universe of eligible securities rather than the industry group level—so each MSCI EM Constituent Country Index will seek to include the securities that represent 85% of the free float-adjusted market capitalization of all securities eligible for inclusion—but will still be subject to liquidity, foreign investment restrictions and other investability adjustments. The Index sponsor defines “free float” as total shares excluding shares held by strategic investors such as governments, corporations, controlling shareholders and management, and shares subject to foreign ownership restrictions.

Calculation of the MSCI EM Constituent Country Indices

Each MSCI EM Constituent Country Index is a free float-adjusted market capitalization index that is designed to measure the market performance, including price performance, of the equity securities in that country. Each MSCI EM Constituent Country Index is calculated in the relevant local currency as well as in U.S. dollars, with price, gross and net returns.

Each component is included in the relevant MSCI EM Constituent Country Index at a weight that reflects the ratio of its free float-adjusted market capitalization (i.e., free public float multiplied by price) to the free float-adjusted market capitalization of all the components in that MSCI EM Constituent Country Index. The Index sponsor defines the free float of a security as the proportion of shares outstanding that is deemed to be available for purchase in the public equity markets by international investors.

Calculation of the Index

The performance of the Index on any given day represents the weighted performance of all of the components included in all of the MSCI EM Constituent Country Indices. Each component in the Index is included at a weight that reflects the ratio of its free float-adjusted market capitalization (i.e., free public float multiplied by price) to the free float-adjusted market capitalization of all the components included in all of the MSCI EM Constituent Country Indices.

Maintenance of and Changes to the Index

The Index sponsor maintains the Index with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets and segments. In maintaining the Index, emphasis is also placed on continuity, continuous investibility of the constituents, replicability, index stability and low turnover in the Index.

As part of the changes to the Index sponsor’s methodology which became effective in May 2008, maintenance of the indices falls into three broad categories:

•	semi-annual reviews, which will occur each May and November and will involve a comprehensive reevaluation of the market, the universe of eligible securities and other factors involved in composing the Index;

•	quarterly reviews, which will occur each February, May, August and November and will focus on significant changes in the market since the last semi-annual review and on including significant new eligible securities (such as IPOs, which were not eligible for earlier inclusion in the Index); and

Accelerated Return Notes®	TS-8

Accelerated Return Notes®
Linked to the MSCI Emerging Markets Index, due July 26, 2019

•	ongoing event-related changes, which will generally be reflected in the indices at the time of the event and will include changes resulting from mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events.

Based on these reviews, additional components may be added, and current components may be removed, at any time. The Index sponsor generally announces all changes resulting from semi-annual reviews, quarterly reviews and ongoing events in advance of their implementation, although in exceptional cases they may be announced during market hours for same or next day implementation.

Neither we nor any of our affiliates, or MLPF&S, accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the Index. The Index sponsor does not guarantee the accuracy or the completeness of the Index or any data included in the Index. The Index sponsor assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the Index. The Index sponsor disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Index or the manner in which the Index is applied in determining the amount payable on the notes at maturity.

Prices and Exchange Rates

Prices

The prices used to calculate the Index are the official exchange closing prices or those figures accepted as such. The Index sponsor reserves the right to use an alternative pricing source on any given day.

Exchange Rates

The Index sponsor uses the closing spot rates published by WM / Reuters at 4:00 p.m., London time. The Index sponsor uses WM / Reuters rates for all countries for which it provides indices.

In case WM/Reuters does not provide rates for specific markets on given days (for example Christmas Day and New Year’s Day), the previous business day’s rates are normally used. The Index sponsor independently monitors the exchange rates on all its indices and may, under exceptional circumstances, elect to use an alternative exchange rate if the WM / Reuters rates are not available, or if the Index sponsor determines that the WM / Reuters rates are not reflective of market circumstances for a given currency on a particular day. In such circumstances, an announcement would be sent to clients with the related information. If appropriate, the Index sponsor may conduct a consultation with the investment community to gather feedback on the most relevant exchange rate.

The following graph shows the daily historical performance of the Index in the period from January 1, 2008 through May 24, 2018. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 1,135.06.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

Accelerated Return Notes®	TS-9

Accelerated Return Notes®
Linked to the MSCI Emerging Markets Index, due July 26, 2019

Additional Disclaimer

IFC makes no representation, warranty or assurance of any kind, express or implied, as to the accuracy or completeness of the Index, any data included therein, any data from which it is based, or any services provided by the Index sponsor in connection with the Index. IFC accepts no obligation to update or correct the Index or any data or services relating to the Index. No act or omission of the Index sponsor, or any of its directors, officers, employees or agents in relation to the Index or any data or services relating to the Index shall constitute, or be deemed to constitute, a representation, warranty or undertaking of or by IFC. To the extent permitted by applicable law, IFC shall have no liability for any errors, omissions, or interruptions in the Index. IFC makes no warranty, express or implied, as to results to be obtained from the use of the Index. Without limiting any of the foregoing, and to the extent permitted by applicable law, in no event shall IFC have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages, resulting from any action, omission, data or services provided by the calculation agent, MLPF&S or the Index sponsor in connection with the Index.

License Agreement

MSCI and MLPF&S have entered into a non-exclusive license agreement and MLPF&S and we have entered into a sub-license agreement providing for the license to us of the right to use the Index in connection with some securities, including the notes. Please note the following:

THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD, OR PROMOTED BY MSCI, ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS, OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING, OR CREATING THE INDEX (COLLECTIVELY, THE “MSCI PARTIES”). THE INDEX IS THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE INDEX ARE SERVICE MARKS OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED TO US FOR USE FOR CERTAIN PURPOSES. THE NOTES HAVE NOT BEEN PASSED ON BY ANY OF THE MSCI PARTIES AS TO THEIR LEGALITY OR SUITABILITY WITH RESPECT TO ANY PERSON OR ENTITY AND NONE OF THE MSCI PARTIES MAKES ANY WARRANTIES OR BEARS ANY LIABILITY WITH RESPECT TO THE NOTES. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO US OR OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN ANY SECURITIES GENERALLY OR IN THIS OFFERING PARTICULARLY OR THE ABILITY OF THE INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS, AND TRADE NAMES AND OF THE INDEX, WHICH ARE DETERMINED, COMPOSED, AND CALCULATED BY MSCI WITHOUT REGARD TO THE NOTES, TO US, TO THE OWNERS OF THE NOTES, OR TO ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF US OR OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING, OR CALCULATING THE INDEX. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE NOTES TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE AMOUNT THAT MAY BE PAID AT MATURITY ON THE NOTES. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO US OR TO OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR, OFFERING OF THE NOTES.

Accelerated Return Notes®	TS-10

Accelerated Return Notes®
Linked to the MSCI Emerging Markets Index, due July 26, 2019

Supplement to the Plan of Distribution

MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than two Business Days following the pricing date.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, none of us, MLPF&S or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding IFC or for any purpose other than that described in the immediately preceding sentence.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security. This rate, which we refer to in this term sheet as our internal funding rate, is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Index and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to ARNs” beginning on page PS-6 and “Use of Proceeds” on page PS-16 of product supplement EQUITY INDEX ARN-1.

Accelerated Return Notes®	TS-11

Accelerated Return Notes®
Linked to the MSCI Emerging Markets Index, due July 26, 2019

Summary of U.S. Federal Income Tax Consequences

The U.S. federal income tax consequences of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. We intend to treat the notes as pre-paid cash-settled derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If your notes are so treated, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment on maturity in an amount equal to the difference between the amount you receive at such time and the amount that you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year.

For a more detailed discussion of the United States federal income tax consequences with respect to your notes, you should carefully consider the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences” beginning on page PS-23 of product supplement EQUITY INDEX ARN-1 and the discussion set forth in “Tax Matters” beginning on page 49 of the prospectus dated June 3, 2008. In particular, U.S. holders should review the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—U.S. Holders” beginning on page PS-23 of product supplement EQUITY INDEX ARN-1 and non-U.S. holders should review the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Non-U.S. Holders” on page PS-25 of product supplement EQUITY INDEX ARN-1. You should also review the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—United States Information Reporting and Backup Withholding” beginning on page PS-25 of product supplement EQUITY INDEX ARN-1.

Because other characterizations and treatments are possible the timing and character of income in respect of the notes might differ from the treatment described above. You should carefully review the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—U.S. Holders—Alternative Treatments” beginning on page PS-24 of product supplement EQUITY INDEX ARN-1 for the possible tax consequences of different characterizations or treatment of your notes for U.S. federal income tax purposes. It is possible, for example, that the Internal Revenue Service (“IRS”) might treat the notes as a single debt instrument subject to the special tax rules governing contingent payment debt instruments. Alternatively, the IRS may treat the notes as a series of derivative contracts, each of which matures on the next rebalancing date of the reference asset, in which case you would be treated as disposing of the notes on each rebalancing date in return for a new derivative contract that matures on the next rebalancing date, and you would recognize capital gain or loss on each rebalancing date.

The IRS has also issued a notice that may affect the taxation of the notes. According to the notice, the IRS and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue ordinary income currently and this could be applied on a retroactive basis. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. We intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as the Treasury Department and the IRS determine that some other treatment is more appropriate.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF NOTES AND RECEIVING PAYMENTS UNDER THE NOTES.

Accelerated Return Notes®	TS-12

Accelerated Return Notes®
Linked to the MSCI Emerging Markets Index, due July 26, 2019

Where You Can Find More Information

IFC is subject to certain information requirements, promulgated by the SEC under the International Finance Corporation Act of 1955, as amended, and in accordance therewith files its unaudited quarterly and audited annual financial statements, its annual report and other information with the SEC. You may obtain these documents at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, these documents are available on the SEC’s website at http://www.sec.gov. You may also get these documents and other documents that IFC has filed for free on IFC’s website at: http://www.ifc.org/wps/wcm/connect/Topics_Ext_Content/IFC_External_Corporate_Site/IFC+Finance/Investor+Information. The link to IFC’s website is provided only for the purpose of accessing these documents. Other than the Note Prospectus and its incorporated documents, IFC’s website and the documents posted on that website are not incorporated by reference.

Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents for more complete information about us and this offering. You may get these documents without cost by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are the registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Accelerated Return Notes®	TS-13

Accelerated Return Notes®
Linked to the MSCI Emerging Markets Index, due July 26, 2019

Annex A

International Finance Corporation

Issue of

Accelerated Return Notes ® Linked to the MSCI Emerging Markets Index, due July 26, 2019

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Capitalized terms used herein but not defined in this term sheet shall be deemed to be defined as such for the purposes of the Conditions set forth in the prospectus dated June 3, 2008. This Annex A is substantially in the form of the “Form of Final Terms” in the prospectus dated June 3, 2008, but terms that are not applicable to the notes may be excluded. The “Form of Final Terms” is available for review in its entirety beginning on page 60 in the prospectus dated June 3, 2008. This term sheet, including this Annex A, constitutes the Final Terms of the notes and must be read in conjunction with the Note Prospectus. Full information on IFC and the offer of the notes is only available on the basis of the combination of the Final Terms and the Note Prospectus. The Note Prospectus, comprising the prospectus dated June 3, 2008 and product supplement EQUITY INDEX ARN-1 dated October 28, 2016, are available for viewing at the links specified above and copies may be obtained from (without charge) from the office of IFC at 2121 Pennsylvania Avenue, NW, Washington, DC 20433.

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1. Issuer:	International Finance Corporation

2. (i) Series Number:	Index ARN-1

(ii) Tranche Number:	9

3. Specified Currency or Currencies:	U.S. dollar

4. Aggregate Nominal Amount:	$8,326,070.00

5. Issue Price:	100 per cent. of the Aggregate Nominal Amount, except as set forth on the cover page of this term sheet.

6. (i) Specified Denominations:	$10 per unit

(ii) Principal Amount:	$10 per unit. All references to “Calculation Amount” in the prospectus shall refer to the “principal amount” herein.

7. Issue Date:	June 1, 2018

8. Maturity Date:	July 26, 2019, subject to the Business Day adjustment as set forth in “Description of ARNs—General” on page PS-17 of product supplement EQUITY INDEX ARN-1.

9. Interest Basis:	Not applicable

10. Redemption/Payment Basis:	Index Linked Redemption

11. Status of the Notes:	Senior

12. Method of distribution:	Non-syndicated

PROVISIONS RELATING TO REDEMPTION

13. Final Redemption Amount of each Note:

Accelerated Return Notes®	TS-14

Accelerated Return Notes®
Linked to the MSCI Emerging Markets Index, due July 26, 2019

(i) Index/Formula/variable:	The MSCI Emerging Markets Index (the “Market Measure,” as set forth on page TS-2 of this term sheet)

(ii) Calculation Agent responsible for calculating the Final Redemption Amount:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”)

(iii) Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:

If the Ending Value is greater than the Starting Value, then the Final Redemption Amount (or “Redemption Amount”) will equal:

The Redemption Amount will be calculated on the Determination Date and will not exceed the Capped Value per unit.

If the Ending Value is less than or equal to the Starting Value, then the Redemption Amount will equal:

The Redemption Amount will not be less than zero.

(iv) Determination Date:	The last calculation day in the Maturity Valuation Period, which is set forth on page TS-2 of this term sheet.

(v) Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	See “Description of ARNs” beginning on page PS-17 of product supplement EQUITY INDEX ARN-1.

(vi) Payment Date:	The Maturity Date

(vii) Starting Value:	1,135.06

(viii) Ending Value:	The average of the closing levels of the Market Measure on each scheduled calculation day occurring during the Maturity Valuation Period. The calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-18 of product supplement EQUITY INDEX ARN-1.

(ix) Participation Rate:	300%

(vii) Maximum Final Redemption Amount (Capped Value):	$11.611 per unit (the Capped Value, as set forth on page TS-2 of this term sheet).

14. Early Redemption Amount:

Early Redemption Amount(s) per unit (per Calculation Amount) payable on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

See “Description of ARNs—Events of Default and Acceleration” on page PS-21 of product supplement EQUITY INDEX ARN-1.

Accelerated Return Notes®	TS-15

Accelerated Return Notes®
Linked to the MSCI Emerging Markets Index, due July 26, 2019

GENERAL PROVISIONS APPLICABLE TO THE NOTES

15. Form of Notes:	Registered Notes:

Global Registered Certificate available on Issue Date

16. New Global Note (NGN):	No

17. Financial Centre(s) or other special provisions relating to payment dates:	New York

18. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

19. Details relating to instalment Notes: amount of each instalment, date on which each payment is to be made:	Not applicable

20. Additional terms:

(i) Governing law:	New York

DISTRIBUTION

21. Date of Terms Agreement:	Terms Agreement under the Standard Provisions, dated May 24, 2018

22. If non-syndicated, name and address of Dealer:	MLPF&S

23. Total commission and concession:	2 per cent. of the Aggregate Nominal Amount, except as set forth on the cover page of this term sheet.

RESPONSIBILITY

IFC accepts responsibility for the information contained in the Final Terms. Third party information has been extracted from publicly available information, including Bloomberg L.P. and the website of the sponsor of the Market Measure, without independent verification.

Signed on behalf of IFC:

By:	/s/ Takehisa Eguichi
Duly authorized

Accelerated Return Notes®	TS-16

Accelerated Return Notes®
Linked to the MSCI Emerging Markets Index, due July 26, 2019

PART B – OTHER INFORMATION

1.	LISTING None

2.	INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE/OFFER

As discussed in “Plan of Distribution” beginning on page 55 of the prospectus dated June 3, 2008, so far as IFC is aware, no person involved in the offer of the notes has an interest material to the offer.

3.	OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No

ISIN Code:	US45950K8788

CUSIP:	45950K878

Delivery:	Delivery against payment

Accelerated Return Notes®	TS-17

Annex H

TERMS AGREEMENT UNDER

THE STANDARD PROVISIONS

May 24, 2018

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

1.	The undersigned agrees to purchase from you (the Corporation) the Corporation’s notes listed in Annex A (the Notes) and described in the applicable final term sheet(s) listed in Annex B (the Final Terms) at 10:00 a.m., New York City time, on the applicable settlement date (the Settlement Date) on the terms set forth herein and in the Standard Provisions, dated as of 3 June 2008 (as amended from time to time, the Standard Provisions), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes, except to the extent described in the offering documents referenced below.

2.	When used herein and in the Standard Provisions as so incorporated, the term Notes refers to the Notes as defined herein, the term Time of Sale refers to 4:00 p.m. on the date of this Terms Agreement and the term Dealer refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3.	The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to the Notes at the date hereof”) are true and correct on the date hereof.

4.	The obligation of the undersigned to purchase the Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation’s representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation’s performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The undersigned has waived, for all purposes under the Standard Provisions, the receipt of an officer’s certificate of the Corporation in the form referred to in Clause 6.1 of the Standard Provisions.

5.	The Corporation agrees that it will issue the Notes and the Dealer agrees to purchase the Notes at the public offering price less the underwriting discount, each as specified in the relevant final term sheet.

6.	The purchase price specified above will be paid by the Dealer by wire transfer in same-day funds to the Corporation for value on the Settlement Date.

7.	The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to the issue of Notes contemplated herein, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

8.	In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to the issue of Notes contemplated herein, the undersigned hereby undertakes for the benefit of the Corporation and each of the other Dealers, that, in relation to such Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

9.	The undersigned acknowledges that such appointment is limited to the issue of Notes contemplated herein and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

10.	The final term sheet(s) and the preliminary term sheet(s), including their annexes, and the applicable pages from the Merrill Lynch Market-Linked Investments May 2018 Monthly Guidebook listed in Annex B are, or a part of, the Final Terms, preliminary prospectus and selling or advertising materials respectively, as the terms used in the Standard Provisions, to which all relevant provisions in the Standard Provisions apply, including, but not limited to, Section 7.1 of the Standard Provisions.

11.	The documents required to be delivered to the undersigned are set forth in Annex C, and shall be delivered promptly after issuance of the Corporation’s Annual Information Statement, and its unaudited financial statements for the third quarter of its fiscal year. The undersigned acknowledges that it shall be responsible for any costs associated with the delivery of the documents described in paragraphs 1 and 2 of Annex C.

12.	For purposes hereof, the notice details of the undersigned are set forth below:

Attention: High Grade Transaction Management/Legal

Merrill Lynch, Pierce, Fenner & Smith Incorporated

50 Rockefeller Plaza

NY1-050-12-02

New York, NY 10020

Fax: (646) 855-5958

Email Address: dg.dcm_sn_origination@baml.com

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

13.	This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

14.	This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

[Signature Page Follows]

2

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Robert J. Little
Name: Robert J. Little
Title: Managing Director

CONFIRMED AND ACCEPTED, as of the

date first written above:

INTERNATIONAL FINANCE CORPORATION

By:	/s/ Takehisa Eguchi
Name: Takehisa Eguchi
Title: Director

Annex A

THE TIME OF SALE INFORMATION

Title, Aggregate Principal Amount and Maturity Date of each Series of the Notes:

$28,326,070.00Accelerated Return Notes® Linked to the MSCI Emerging Markets Index, due July 26, 2019 (consisting of 2,832,607 units)

Settlement Date of each Series of the Notes:

June 1, 2018

Issue Price of each Series of the Notes:

As set forth in the relevant final term sheet.

Aggregate Purchase Price of each Series of the Notes:

As set forth in the relevant final term sheet.

Fees and Commissions of each Series of the Notes:

As set forth in the relevant final term sheet.

Interest Rate and/or Margin:

Not applicable.

Interest Payment Date(s):

Not applicable.

Other information specifically agreed in writing by the Corporation to be included:

None.

A-1

Annex B

Prospectus:

(a)	Prospectus dated June 3, 2008;

(b)	Product supplement EQUITY INDEX ARN-1 dated October 28, 2016;

(c)	Final term sheets relating to the Notes dated May 24, 2018;

(d)	Preliminary term sheets relating to the Notes dated April 20, 2018; and

(e)	The applicable pages from the Merrill Lynch Market-Linked Investments May 2018 Monthly Guidebook, the form of which page for each issuance of the Notes is attached to this Terms Agreement.

Annex C

1.	A reliance letter of KPMG LLP (the “Reliance Letter”), the Corporation’s independent accountant, addressed to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), giving MLPF&S full benefit of the comfort letter of such firm (i) delivered in accordance with Clause 6.6 of the Standard Provisions, in the case of the Reliance Letter to be delivered after issuance of the Corporation’s Annual Information Statement, and (ii) delivered to Incapital LLC, in the case of the Reliance Letter to be delivered after issuance of the Corporation’s unaudited financial statements for the third quarter of its fiscal year, in each case, as though such comfort letter was addressed to MLPF&S.

2.	A letter of Sullivan & Cromwell LLP, addressed to MLPF&S, and to the effect that, while such counsel assumes no responsibility with respect to the statements in the Prospectus as amended or supplemented, nothing has come to the attention of such counsel which has caused such counsel to believe that the Prospectus, as of the date of such amendment or supplement, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Such letter will not relate to the financial statements or other financial data included or incorporated by reference in the Prospectus; in giving such letter, Sullivan & Cromwell LLP may rely with respect to the due establishment and existence of the Corporation upon the opinion of internal counsel of the Corporation.

3.	A letter of the General Counsel, or Deputy General Counsel, of the Corporation, addressed to MLPF&S and to the effect that, while such counsel assumes no responsibility with respect to the statements in the Prospectus, nothing has come to the attention of such counsel which has caused such counsel to believe that the Prospectus, as of its date, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

4.	A certificate of any Vice President of the Corporation, or any other officer duly designated by any Vice President, dated the date of delivery of such certificate, to the effect that:

a.	the representations and warranties of the Corporation contained in the Standard Provisions are true and correct at the time of such date as though made at and as of such time; and

b.	the Corporation has performed all of its obligations to be performed under these Standard Provisions required to be performed or satisfied on or prior to such date.

C-1